UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number 333-105024

CASCADES INC.

(Translation of registrant’s name into English)

404 Marie-Victorin Blvd.

Kingsey Falls, Québec

Canada J0A 1B0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is being furnished to the Securities and Exchange Commission by Cascades Inc. (the “Company”) for the purpose of providing the Management Proxy Circular dated March 15, 2019, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

Exhibit Number	Document

99.1	Management Proxy Circular dated March 15, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCADES INC.

By:	/s/ Michael Guerra
Name:	Michael Guerra
Title:	Assistant Corporate Secretary

Date: March 28, 2019

Exhibit Index

Exhibit Number	Document

99.1	Management Proxy Circular dated March 15, 2019